[Dewey & LeBoeuf LLP Letterhead]

December 1, 2009

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz, Branch Chief – Legal

Re:	The Walt Disney Company

Amendment No. 2 to Registration Statement on Form S-4

Filed November 19, 2009

File No. 333-162063

Dear Ms. Ravitz:

On behalf of our client, The Walt Disney Company (“Disney”), we are submitting this letter in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 30, 2009, with respect to Amendment No. 2 to the Registration Statement on Form S-4 originally filed with the Commission on September 22, 2009 (SEC File No. 333-162063) (the “Form S-4”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 3 to the Form S-4 (“Amendment No. 3”).

In this letter, each of the Staff’s comments is indicated in italics, followed by the responses of Disney and, where applicable, those of Marvel Entertainment, Inc. (“Marvel”). Page number references in the responses below are to the marked copies of Amendment No. 3 provided supplementally to the Staff.

Registration Statement on Form S-4

Cover Page

1.	We note your response to prior comment 2. Please revise to disclose the formula by which you will determine the actual number of shares that Disney will issue in the merger, as well as the maximum number of shares that you may issue under this registration statement.

Based on our discussions with the Staff regarding this comment, the disclosure on the cover page has been revised to provide the requested disclosure.

Division of Corporation Finance

Securities and Exchange Commission

December 1, 2009

Risk Factors, page 23

The success of Disney’s businesses is highly dependent, page 29

2.	We note your response to prior comment 5. Please tell us what consideration you have given to possible intellectual property challenges by third parties experienced by Marvel that Disney may acquire after the merger which may have a material affect on Disney’s future operations.

Disney and Marvel advise the Staff that Disney has conducted extensive due diligence review of Marvel and is very familiar with third party challenges to Marvel’s intellectual property. Marvel also has evaluated challenges by third parties to its intellectual property. Both Disney and Marvel believe that they have disclosed all material information in this regard.

Opinion of Marvel’s Financial Advisor, page 53

3.	While we note your response to prior comment 11, Disney management did provide the internal financial information and forecasts prepared by Disney management to BofA Merrill Lynch which the financial advisor used to prepare the fairness opinion. Refer to subparagraph (iv) on page C-2 of the fairness opinion attached as Annex C to the proxy/prospectus. In addition, Disney appears to have provided the forecasts to Marvel’s management. Accordingly, please revise to include the financial forecasts prepared by Disney and provided to BofA Merrill Lynch and Marvel.

Based on our discussions with the Staff regarding this comment, the disclosure on pages 52 and 59 has been revised. Marvel advises the Staff that it has confirmed with the members of the Marvel board of directors that Disney’s financial information provided to BofA Merrill Lynch was not material to the Marvel board of directors’ decision to approve the merger.

Material United States Federal Income Tax Consequences of the Transaction, page 69

4.	Please revise the first sentence on page 70 to state whether or not the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the IRC. Alternatively, revise Exhibits 8.1 and 8.2 to include this conclusion.

In response to the Staff’s comment, the disclosure on pages 69 and 70 and Exhibits 8.1 and 8.2 have been revised.

Division of Corporation Finance

Securities and Exchange Commission

December 1, 2009

The Merger Agreement, page 76

5.	We note your response to our prior comment number 18. Please revise your disclosure further to confirm that you have disclosed any material changes in the information concerning the subject matter of the representations and warranties since the date of the merger agreement or confirm that there have been no such changes.

In response to the Staff’s comment, the disclosure on page 77 has been revised to provide the requested disclosure.

Exhibit 5.1

6.	Please have counsel provide an opinion that the shares will be duly authorized.

In response to the Staff’s comment, the opinion has been revised to make the requested revision.

7.	Please have counsel confirm his understanding that the General Corporation Law of the State of Delaware includes applicable statutory provisions, the rules and regulations underlying those provisions and applicable judicial and regulatory determinations.

In response to the Staff’s comment, Disney advises the Staff that it has confirmed that its counsel understands that the General Corporation Law of the State of Delaware includes applicable statutory provisions, the rules and regulations underlying those provisions and applicable judicial and regulatory determinations.

8.	Remove the second sentence of the second-to-last paragraph of the opinion or have counsel provide an opinion dated as of the effective date.

In response to the Staff’s comment, the opinion has been revised to delete the second sentence of the second-to-last paragraph.

* * * * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 259-6640 or Chang-Do Gong at (212) 259-6056.

We thank the Staff in advance for its assistance.

Division of Corporation Finance

Securities and Exchange Commission

December 1, 2009

Sincerely,

/s/ Morton A. Pierce

Morton A. Pierce

Enclosures

cc:	Alan N. Braverman, Esq., The Walt Disney Company

John N. Turitzin, Esq., Marvel Entertainment, Inc.

Keith Pisani, Esq., Paul, Hastings, Janofsky & Walker LLP